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3628


10016436

01 June 2009

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Impact Capital Ltd

Dear Sir/ Madam,

Please be advised there were no submissions by the Company, under Rule 12g3-2(b) in respect to the month of May 2009.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary


SEC MAIL PROCESSING
RECEIVED
OCT 12 2010
WASH, D.C.
196
SECTION

P 1800 587 827
F 1300 727 390
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